

CONSOLIDATED TOMOKA

Q2 – 2014 Investor Presentation

June 30, 2014

If we refer to “we,” “us,” “our,” or “the Company,” we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as ‘will,’ ‘anticipate,’ ‘assume,’ ‘believe,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘believes,’ or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system at http://www.sec.gov.

Who is CTO?

- Consolidated-Tomoka Land Co. is a real estate operating company founded over 100 years ago and public since 1969
- CTO is primarily focused on transitioning from land assets into income-producing assets

Land → Income

A Snapshot

As of June 30, 2014 unless otherwise noted

($ in millions except share data)

CTO: Share Performance	30.67%
CTO: Stock Price (as of August 18, 2014)	$56.30
RMZ Index: Index Performance	12.87%
Equity Market Capitalization (as of August 18, 2014)	$329.7
Total Debt	$76.2
Other Liabilities	$41.9
Total Enterprise Value (as of August 18, 2014)	$405.9
Debt less Cash / Total Enterprise Value (as of August 18, 2014)	17.8%
Annual Dividend / Yield	$0.06 / 0.11%

Conservative Leverage • Positioned for Growth

A Snapshot

Land & Subsurface	10,500+ acres 490,000± acres Subsurface Rights
Income Properties	37 Single-Tenant Income Properties, 10 States(1) 5 Self-Developed Flex/Office Properties 21 Billboards(1)
Loan Investments	First Mortgage Loan for Redevelopment of Retail Income Property Mezzanine Loan on Hotel B-Note on Retail Shopping Center
Golf	Semi-Private – LPGA International 36 holes of Championship Golf
Other	Timber Management Hunting & Hay Leases

(1) As of August 18, 2014

Why Invest?


Growth Runway
Increase Income Credits & Markets
Florida Real Estate Recovery
Converting Land to Income
Shareholder Friendly
Share Repurchase

By the Numbers

Annual Results for 2011 – 2013 and **YTD as of June 30, 2014**


Total Revenues
($000's)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$12,966
$16,233
$25,838
$13,361
2011
2012
2013
YTD Q2 2014


Operating Income
($000's)
$8,000
$6,000
$4,000
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
$(10,000)
$(8,969)
$864
$6,279
$4,584
2011
2012
2013
YTD Q2 2014


Earnings
Per Share
$0.80
$0.60
$0.40
$0.20
$-
$(0.20)
$(0.40)
$(0.60)
$(0.80)
$(1.00)
$(0.82)
$0.10
$0.64
$0.39
2011
2012
2013
YTD Q2 2014


Book Value
Per Share
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$19.41
$19.58
$20.53
$20.91
2011
2012
2013
YTD Q2 2014

Balance Sheet

as of June 30, 2014 ($ in 000's)

ASSETS		
Property, Plant, and Equipment:		
Land, Timber, and Subsurface Interests	**$**	**15,360**
Golf Buildings, Improvements, and Equipment		3,160
Income Properties Land, Buildings, and Improvements		171,370
Other Furnishings and Equipment		979
Construction in Progress		4
Total Property, Plant, and Equipment		190,873
Less, Accumulated Depreciation and Amortization		(14,530)
Property, Plant, and Equipment - Net		176,343
Land and Development Costs		**25,460**
Intangible Assets - Net		6,761
Impact Fees and Mitigation Credits		5,913
Commercial Loan Investments, Held for Investment		16,951
Cash and Cash Equivalents and Restricted Cash		4,772
Investment Securities		858
Other Assets (Including Net Pension Asset)		3,521
TOTAL ASSETS	$	240,579

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Liabilities	$	6,879
Deferred Revenue		1,720
Accrued Stock-Based Compensation		373
Income Taxes Payable		147
Deferred Income Taxes - Net		**32,789**
Long-term Debt		76,227
TOTAL LIABILITIES		118,134
Shareholders' Equity:		
Common Stock		5,800
Treasury Stock		**(1,382)**
Additional Paid-In Capital		9,550
Retained Earnings		108,633
Accumulated Other Comprehensive Loss		(157)
TOTAL SHAREHOLDERS' EQUITY		**122,445**
TOTAL LIAB & SHAREHOLDERS' EQUITY	$	240,579

Basis in Subsurface Interests
$0 per acre

Average Basis in Land
$3,888 per acre

Deferred Tax Liability on
1031 Deferred Gains
$38.6 million

40,470 Shares Bought Back

Book Value
$20.91/outstanding share

CONSOLIDATED TOMOKA

Focus on Income Investments

Annual Results for 2011 – 2013 and **YTD as of August 18, 2014** ($ in millions)


$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
$-
$25.7
$39.3
$20.0
$-
$-
$17.6
$20.3
$-
$25.7
$56.9
$40.3
INCOME PROPERTY INVESTMENTS
COMMERCIAL LOAN INVESTMENTS
AGGREGATE INVESTMENTS
2011
2012
2013
YTD AUG 2014

Historical Land Revenue


Annual Land Revenue for 2005 – 2013 and YTD as of August 18, 2014
(Land Revenue in $000's)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$36,205
$20,703
$23,095
$4,258
$2,502
$0
$0
$618
$2,990
$8,182

Average Price/Acre	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD AUG 2014
Residential	$ 20,665	$100,000	$ 18,480	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	$140,116	$ 96,340	$166,392	$174,669	$158,307	$ -	$ -	$ 37,133	$256,542	$104,011
Total	$107,754	$ 96,535	$ 47,468	$174,669	$158,307	$ -	$ -	$ 37,133	$256,542	$104,011
Total Acres Sold	336.0	214.5	486.5	24.4	15.8	-	-	16.7	11.7	78.7

CONSOLIDATED TOMOKA

Income Investments – 2014

As of August 18, 2014

- Acquisitions
  - 2 single-tenant income properties
  - $20.0mm aggregate purchase price
  - 1 new state (TX)
  - Average remaining lease term of 10.32 years
  - 2014 Investment Yield Guidance 6-9%

LOWE'S

AMERICAN SIGNATURE FURNITURE™

- Dispositions
  - No single-tenant income properties have been sold thus far in 2014
  - 2014 Disposition Guidance $8mm - $10mm

Growing and Upgrading Portfolio

Income Producing Investments 1 New State

as of August 18, 2014


1
9
2
1
1
1
2
3
1
16
Location of Commercial Loan Investments
Number of Income Property Investments
Yellow state = new state

CONSOLIDATED TOMOKA

Top Tenants by Rent

As of June 30, 2014

Retailer	Retailer Type	Credit Rating	Stores	% of GLA	% of Rent
CVS (1)	DRUG STORE	NR	8	11.6%	20.0%
Walgreens	DRUG STORE	BBB	5	8.3%	14.0%
Lowe's	HOME IMPROVEMENT	A	2	28.2%	13.0%
Hilton Grand Vacations	OFFICE	NR	2	15.4%	12.0%
Bank of America	BANK	A	9	9.0%	8.0%
Big Lots!	DISCOUNT	BBB-	2	6.9%	6.0%
Harris Teeter	GROCERY	NR	1	5.2%	6.0%
Rite Aid	DRUG STORE	B-	1	1.9%	5.0%
Dick's Sporting Goods	SPORTING GOODS	NR	1	5.3%	4.0%
Best Buy	ELECTRONIC	BBB-	1	3.4%	4.0%
Barnes & Noble Booksellers	SPECIALTY	NR	1	3.2%	3.0%
PNC	BANK	A	1	0.5%	2.0%
Chase	BANK	A+	1	0.5%	2.0%
Buffalo Wild Wings	RESTAURANT	NR	1	0.7%	1.0%

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark

Approx. 50% of rent income from Investment Grade tenants

Diversifying by State

% based on rent as of June 30, 2014


CO
4%
MD
3%
IL
2%
AZ
4%
WA
4%
TX
8%
FL
45%
CA
8%
NC
11%
GA
11%

33% of income from new states since YE 2011

2014 Acquisition

- Lowes – Katy, TX
  - $14.7mm, 12.8 years remaining
  - 3-mi Pop. 99,003; 3-mi Median HHI $92,156



2014 Acquisition

- American Signature Furniture – Daytona Beach, FL
  - $5.3mm, 5.6 years remaining
  - 3-mi Pop. 33,524; 3-mi Median HHI $38,696


AMERICAN SIGNATURE FURNITURE
ONE DAYTONA
DAYTONA INTERNATIONAL SPEEDWAY
BARNES & NOBLE

Improving Income Portfolio Demos

Portfolio average as of June 30, 2014


$100,000
$80,000
$60,000
$40,000
$20,000
$0
$42,997
$54,856
$58,521
2011
2012
2013

3-Mile Median Household Income


$100,000
$80,000
$60,000
$40,000
$20,000
$0
$51,230
$72,350
$76,126
2011
2012
2013

3-Mile Average Household Income


100,000
80,000
60,000
40,000
20,000
0
65,484
81,103
93,158
2011
2012
2013

3-Mile Population

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos


Non-Power Center Average 3 mile Population (in 000's)
407
149
135
120
119
111
98
93
90
77
73
68
AKR
VNO Strip
EQY
FRT
KIM
ROIC
WRI
CTO
REG
RPAI
BRX
DDR


Non-Power Center Median 3 mile Household Income (in $000's)
$93
$76
$76
$72
$71
$70
$65
$62
$61
$61
$58
$55
FRT
AKR
REG
ROIC
VNO Strip
KIM
EQY
WRI
BRX
RPAI
CTO
DDR

Source: Vornado Presentation – Shopping Center Business Spin-off April 11, 2014 & Green Street Advisors March 2014 Strip Sector Update (excluding CTO Information)

Company Goal: Improve Income Portfolio Demos

Distribution Facility

LAND TRANSACTION – Daytona Beach, FL
CLOSED – AUGUST 15, 2014
Gross Sales Price: $7.8mm

- 76 Acres along I-95 and Dunn Avenue
- 630,000+ SF distribution facility
- Estimated total capital investment by buyer approximately $80mm
- Creation of estimated 400 - 500 new jobs
- CTO owns 75+ acres surrounding the distribution facility
- Approximately $15mm in incentives from state, county, city and private entities


CARMAX
SOLD
AUTOMALL
EXPANSION
DISTRIBUTION CENTER
76 ACRES
SOLD
AUGUST 2014
95

Bayberry II

LITIGATION SUCCESS – Daytona Beach, FL
FORECLOSURE COMPLETED JANUARY 2014

- Originally sold 596 acres for $6.5mm in 2004
- Developer owed CTO $3.8mm for unreimbursed road costs in 2009
- In litigation from 2010 to 2013
- Favorable court ruling for CTO and ultimate foreclosure in January 2014
- Approximate density of 900 lots


95
95
95
4

Self-Developed Properties

- Five properties totaling approximately 84,000 SF all in Daytona Beach, FL
  - Concierge Office: 1 property; approx. 22,000 square feet; 100% leased
    Two Story Office
  - Mason Commerce Center: 2 properties; approx. 31,000 square feet; 94% leased
    One Story Flex
  - Williamson Business Park: 2 properties; approx. 31,000 square feet; 25% leased
    One Story Flex



Williamson Business Park

Completed in Q2 2014
Two 15,360 SF buildings
25% leased to Lamar Advertising
Actively marketing remaining space

Commercial Loan Investments

- January 2014: Acquired **$5.0mm Mezzanine loan** at par
  - Secured by hotel in Atlanta, GA
  - Loan matures **February 2019**
  - Fixed interest rate of 12% per annum

- May 2014: Funded $3.1mm of **$6.3mm First Mortgage loan**
  - Loan to redevelop existing retail property into Container Store, Glendale, AZ
  - Loan matures **November 2015**
  - Fixed interest rate of 6% per annum

- May 2014: Acquired approximate **$9.0mm B-Note**
  - Secured by retail shopping center in Sarasota, FL
  - Loan matures **June 2015**
  - Floating interest rate of 30-day LIBOR plus 725 basis points

Fundamental Investments - Opportunistic Yields

Golf Operations


OPERATING RESULTS
($ in millions)
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
$(1.00)
$(2.00)
$4.66
$4.51
$5.07
$2.85
$-
$(1.33)
$(0.88)
$(0.42)
2011
2012
2013
YTD Q2 2014
OPERATING REVENUE
OPERATING INCOME (LOSS)


MEMBERSHIP GROWTH
350
300
250
200
150
100
50
-
118
253
307
331
2011
2012
2013
YTD Q2 2014

LPGA INTERNATIONAL
DAYTONA BEACH

Malcolm's
BAR & GRILL

HILLS COURSE

JONES COURSE

CLUBCORP

Subsurface Interests

- Lease with Kerogen Florida Energy Co.
  - Amended 8-year oil exploration lease
    - Sept 2013 $1.0mm payment - drilling requirements
    - Sept 2013 $3.3mm payment - 3rd year lease payment
    - Leased acres total 82,000 in Hendry County, FL
    - Renewable each September for remaining 5 years at Lessee's option
  - YTD Q2 2014: $1.6mm in revenue (vs. $455k in YTD Q2 2013)
- Lease with BreitBurn Energy – 2 Operating Wells
  - YTD Q2 2014: $129k in royalty revenue (vs. $144k in YTD Q2 2013)
- Actively discussing 55,000 acres in Lee County currently not under lease

Subsurface Interests


Approximately 95% of total subsurface acres
Remaining 5% of total subsurface acres
✓ Counties with active or historic oil/gas production (1)
Taylor 4.6%
Dixie
Levy
Flagler
Volusia
Citrus
Lake
Seminole
Hernando
Osceola 27.4%
Polk 6.7%
Brevard
Indian River
Manatee
Okeechobee 6.9%
Highlands 6.5%
St. Lucie 3.5%
De Soto 2.5%
Lee 17.9%
Hendry 18.6%
BREITBURN ENERGY PARTNERS LP
KEROGEN EXPLORATION LLC

Average success rate for wells drilled in Florida between 1995-2008 was 77% (1)

CTO owns full or partial interest in approximately 490,000 subsurface acres

County	Acreage
Osceola	134,168
Hendry	91,355
Lee	87,447
Okeechobee	33,687
Polk	32,793
Highlands	31,635
Taylor	22,512
St. Lucie	17,143
De Soto	12,274
All other counties	26,986
TOTAL	**490,000**

(1) Source: April 2008 Report by US Department of the Interior

Other Sources of Revenue and Cash

- Agriculture (third-party manager)
  - Approximately 4,000 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - YTD Q2 2014: $75k in revenue (vs. $128k in YTD Q2 2013)

- Billboards
  - 21 Billboards: 18 on I-95 (1)
  - YTD Q2 2014: $97k in revenue (vs. $86k in YTD Q2 2013)

- Cash from Impact Fees: No P&L impact
  - YTD Q2 2014: $123k (vs. $85k in YTD Q2 2013)

- Fill Dirt Excavation Revenue
  - YTD Q2 2014: $123k in revenue (vs. $0k in YTD Q2 2013)

(1) As of August 18, 2014

Segment Income*

($ in millions)

	YTD Q2 2014 $	YTD Q2 2013 $
Income Properties	6.13	5.54
Commercial Loan Investments	1.20	-
Real Estate Operations	1.96	0.34
Golf Operations	-	(0.06)
Agriculture and Other Income	(0.03)	0.04
Total Segment Income	9.26	5.86
Total Segment Income Growth	**58.1%**	

*Revenues less direct cost of revenue

Debt Summary

As of June 30, 2014 (1)


Liquidity Position
(excluding restricted cash)
$ in 000's
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$29,173
$3,929
Available Credit Capacity - As Amended
Cash Balance (excludes restricted cash)


Debt to Market Cap
(excluding restricted cash)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
22.1%
21.0%
Total Debt/Total Market Cap
Net Debt/Total Market Cap


Fixed to Floating Rate Debt
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
60%
40%
Wtd Avg
Rate 1.65%
Wtd Avg
Rate 3.67%
Fixed Rate
Variable Rate

Weighted Average Rate 2.46%

Weighted Average Term 5.5 yrs

(1) Available Credit Capacity & Weighted Average Term reflect Credit Facility Amendment executed 8/1/14

CONSOLIDATED TOMOKA

CTO Advantage

Source: CTO estimates and publicly available documents
All information as of June 11, 2014; CTO information as of June 30, 2014

	Implied Cap Rate	Top Three Tenants	Credit Rating	Avg Lease Term (Yrs)	Debt+Pref/ Market Cap
Consolidated Tomoka	N/A	CVS Walgreens Lowe's	N/R (1) BBB A-	9.9	18% (2)
Agree Realty Corporation	7.40%	Walgreens CVS K-Mart	BBB BBB+ CCC+	11.4	26%
Gramercy Property Trust	6.80%	Bank of America Adesa Texas (KAR Holdings) AMCOR Rigid Plastics	A B+ N/R	10.7	34%
National Retail Properties NYSE:NNN	6.20%	Susser Holdings Corp Mister Car wash The Pantry, Inc.	N/R N/R B+	12.0	33%
American Realty Capital Global Trust	6.10%	Red Lobster Walgreens CVS	NR BBB BBB+	12.3	46%
Spirit Realty Capital	7.00%	Shopko Walgreens 84 Lumber	N/R BBB N/R	10.2	45%
EPR Properties	7.50%	American Muti-Cinema Cinemark USA, Inc. Imagine Schools, Inc.	B BB- N/R	13.6	39%

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark
(2) As of August 18, 2014

2014 Guidance

	Guidance	YTD Q2 2014
Earnings per share (on a fully diluted basis)	$1.00 - $1.10 per share	$0.39
Acquisition of Income-Producing Assets	$50mm - $60mm	$40.3mm[(1)]
Target Investment Yields	6% - 9%	
Disposition of Non-Core Income Properties	$8mm - $10mm	$0.0mm
Target Disposition Yields	7.5% - 9.5%	
Land Transactions (sales value)	$5mm - $10mm	$8.2mm[(1)]
Leverage Target (as % of Total Enterprise Value)	< 40%	17.8%[(1)]

(1) As of August 18, 2014

Frequently Asked Question

- What is the impact of rising interest rates on the value of your assets?
  - An increase in interest rates (or rising inflation) would likely have an adverse impact on cap rates with a commensurate impact on the value of our existing income property portfolio;
  - CTO targets income properties with below market lease rates, a reasonable investment basis, and with strong real estate fundamentals which we believe will allow for these assets to outperform over the long-term;
  - CTO also has an active loan investment strategy which allows us to invest in shorter duration loan investments with fixed or floating rates thereby providing a good risk adjusted yield with maturities that could coincide with a more favorable income property investment market;
  - CTO has also invested in some shorter duration income property investments as an additional investment approach to alleviate the exposure to longer term income property leases;
  - CTO has put long-term fixed-rate mortgage debt on some of our income properties which allows for these loans to be assumed by a buyer if we were to sell these properties thus locking in longer term leverage to run with some of these assets; and
  - If interest rates rise and inflation rises, CTO's land asset values would presumably increase sufficiently to offset any decrease in the implied value of our income property portfolio.

Where does the Stock Market Value our Land?

Trading Value of Land	
Shares	5,855,319
Share Price (as of August 18, 2014)	$56.30
Market Capitalization (as of August 18, 2014)	**$329,654,460**
Long-Term Debt	$76,227,032
Deferred Income Taxes (Net)	**$32,788,904**
Other Liabilities	$9,118,311
Less: Book Value of Income Properties, Golf, Mortgage Loan & Other Assets	($176,980,079)
Implied Land Value (as of August 18, 2014)	**$270,808,628**
Approximate Acres	10,500
Implied Land Value/Acre (as of August 18, 2014)	**$25,791**

All amounts as of June 30, 2014 unless otherwise noted

Harvesting Value: Completed Land Transactions

DISTRIBUTION CENTER

Sold 75.60 acres
$103k/ac
August 2014

HALIFAX HUMANE SOCIETY

Sold 3.06 acres
$128k/ac
February 2014

Intracoastal Bank

Sold 2.02 acres
$317k/ac
December 2013

RaceTrac

Sold 3.41 acres
$382k/ac
December 2013

CARMAX

Sold 6.23 acres
$168.5k/ac
December 2013

P&S PAVING

Sold 16.60 acres
$37k/ac
June 2012



95
40
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
92
4
to Orlando

Sold 106.92 Acres ● Average Gross Price $110k/acre

Harvesting Value: Potential Land Transactions

WEST OF I-95

Potential Transaction 1

Approx. 1,500 – 1,700 acres

EAST OF I-95

Potential Transaction 2

Approx. 15 – 20 acres

Potential Transaction 3

Approx. 30 - 40 acres

Potential Transaction 4

Approx. 15 - 20 acres



40
95
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
92
4
to Orlando

There can be no assurances these potential transaction will occur, or when, or on what final terms

Shareholder Friendly

- Share Buy Back: Bought back 25,836 shares in February and March 2014 for $928k (average price $35.92 per share)
- Board of Directors reduced to 7 in 2014 from 11 in 2011
- Annual election of board
- Additional disclosure and transparency
- Improved shareholder communications
- Implemented Clawback Provision for Stock Grants
- Implemented Say on Pay
- Increased Director Stock Ownership Requirements
- Terminating Defined Benefit Pension Plan
- Terminated Deferred Compensation Plan

Housing Rebound


Annual Permits Issued for
Deltona-Daytona Beach-Ormond Beach Area
6,000
5,000
4,000
3,000
2,000
1,000
0
Number of Permits
4,820
5,068
2,906
1,520
1,031
586
639
513
760
1,291
884
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
YTD Q2 2014
Fiscal Year

Source: US Census Bureau

Single Family Homes on the Rebound

Home of NASCAR

ISC
INTERNATIONAL SPEEDWAY CORPORATION

- $400mm renovation of Daytona International Speedway creating
  - 1,200 direct jobs
  - 101,000 seating capacity and 53 suites
  - Projected completion date: January 2016

DAYTONA RISING



Large Commercial Development

ONE DAYTONA

- Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses
- Several hundred million dollars invested locally
- Anchored by Bass Pro Shops & Cobb Theatres
- Marriott branded hotel announced
- City and County investing $20mm in infrastructure



World-Class University

EMBRY-RIDDLE
Aeronautical University

#1 aeronautical university in the world

- $39mm, 140k SF College of Arts & Sciences building; 220k SF Student Center
- Research Park East and West on 77 acres at Daytona International Airport
  - 50k SF lab space & Diamond Aviation from Austria
  - Only wind tunnel in the country connected to an airport



Major Florida Intersection


INTERSTATE
4
INTERSTATE
95

- Widening is well underway
  - $134mm project will provide more capacity along I-4 through to the I-95 interchange
  - Estimated to be complete in early 2015



Top Institutional Shareholders

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.35
BlackRock Institutional	373,727	6.38
Third Avenue Management LLC	258,368	4.41
Vanguard Group, Inc.	165,907	2.83
Dimensional Fund Advisors, Inc.	157,897	2.70
Royce & Associates Inc.	110,710	1.89
Carlson Capital LP	105,900	1.81
State Street Corp.	96,845	1.65
Northern Trust Corp.	76,592	1.31
UBS AG	66,215	1.13
TOP SHAREHOLDERS	**2,955,236**	**50.46%**

Source: Bloomberg as of August 20, 2014

Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Linda Crisp Vice President - Corporate Secretary	• 38 years with CTO	1976
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

14 Full-Time Employees

Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
web: www.ctlc.com
NYSE MKT: CTO

For additional information, please see our Annual Report on Form 10-K for the year ended December 31, 2013, copies of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

Appendix

Well-Positioned Land


N
STATE CONSERVATION PROPERTY
COMPANY PROPERTY
School
USTA Tennis
LPGA INTERNATIONAL
LPGA Blvd.
40
95
Granada Blvd.
Granada Bridge
Hand Ave.
1
A1A
Clyde Morris Blvd.
Nova Rd.
LPGA Blvd.
5A
Halifax River
Atlantic Ocean
Williamson Blvd.
Mason Ave.
Bridge
92
Intl' Speedway Blvd.
Bridge
Daytona Int'l Speedway
4
400
Beville Rd.
To Orlando
Not to scale

- The Company owns 10,500+ acres:
  - 1,500 acres east of I-95
  - Over 300 acres along I-95
  - Land is located in the City of Daytona Beach
- Land uses include:
  - Industrial
  - Medical
  - Multi-Family
  - Office
  - Residential
  - Retail

Well-Positioned Land


Daytona Beach
Atlantic Ocean
Ponce Inlet
TIGER BAY STATE FOREST
GOLF
TENNIS
Daytona International Speedway
Daytona International Airport
Atlantic Intercoastal Waterway)
Orlando
Miami
Sears
95
4
92
40

Well-Positioned Land


CARMAX
SOLD
LPGA INTERNATIONAL
AUTOMALL EXPANSION
DISTRIBUTION CENTER SOLD
WILLIAMSON BUSINESS PARK
MASON COMMERCE CENTER
Ford
NISSAN
71,500 AADT
95
CORNERSTONE OFFICE PARK
WILLIAMSON BLVD
LPGA BLVD
Vince Carter's
Intracoastal
SOLD
24,500 AADT
14,500 AADT
SOLD
RaceTrac
CONCIERGE OFFICE BUILDING

Distribution Center


CARMAX
SOLD
LPGA INTERNATIONAL
AUTOMALL
EXPANSION
DISTRIBUTION CENTER
76 ACRES
SOLD
AUGUST 2014
95
AUTO MALL

Well-Positioned Land


FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER
60 acres

Well-Positioned Land


Florida Hospital
UP TO
200± ACRES
14,500
AADT
24,500
AADT
WILLIAMSON BLVD
LPGA BLVD
95
71,500
AADT
UP TO
80± ACRES
UP TO
80± ACRES